L'ORÉAL

L'OREAL
International Financial Information Department

10th February, 2004

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
UNITED STATES OF AMERICA

Re: L'Oréal -- File No. 82-735

Ladies and Gentlemen:

L'Oréal hereby furnishes one copy of the following information (Announcement in the BALO of 4th April, 2003) pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Announcement in the BALO of 6th February, 2004

Very truly yours,

The International Financial
Information Director

F. A.

François ARCHAMBAULT

dlw 2/13

L'OREAL

Pre-tax Consolidated sales of the L'Oréal group at end-december 2003

(B.A.L.O., 06.02.04, page 1004)

(In millions of Euros)

	2003	2002
1st QUARTER		
Cosmetics	3,609.2	3,641.1
Dermatology	70.8	80.9
Other	3.6	3.6
1st QUARTER TOTAL	**3,683.6**	**3,725.6**
2nd QUARTER		
Cosmetics	3,381.7	3,568.7
Dermatology	68.2	73.3
Other	3.3	3.8
2nd QUARTER TOTAL	**3,453.2**	**3,645.8**
3rd QUARTER		
Cosmetics	3,328.2	3,391.4
Dermatology	72.7	70.1
Other	6.3	3.6
3rd QUARTER TOTAL	**3,407.2**	**3,465.2**
4th QUARTER		
Cosmetics	3,385.2	3,350.6
Dermatology	94.8	96.8
Other	5.0	4.1
4th QUARTER TOTAL	**3,485.1**	**3,451.4**
FULL YEAR		
Cosmetics	13,704.3	13,951.8
Dermatology	306.5	321.1
Other	18.2	15.0
ANNUAL TOTAL	**14,029.1**	**14,288.0**

1) The sales growth of the L'OREAL group at end-December 2003 based on consolidated figures was **-1.8%**. Currency fluctuations had a negative effect of **-9.0%**. Net effects of structural changes were **+ 0.1%**. On a like-for-like basis, that is with identical structure and exchange rates, the consolidated sales growth of the L'OREAL group was **+ 7.1%**.

2) The evolution of the cosmetics sales was **-1.8%** based on consolidated figures and **+ 7.0%** on a like-for-like basis.

3) Consolidated sales are calculated using the average monthly rates adopted for establishing the financial statements at the applicable date.

The figures above represent total sales made to third parties by L'OREAL S.A. and its French and foreign subsidiaries.